UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89656D101
(CUSIP Number)

May 14, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 89656D101

1.	Names of Reporting Persons

MFP Partners, L.P.(1)
c/o MFP Investors LLC
909 Third Avenue, 33rd Floor
New York, New York 10022

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 8,882,617(2)
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 8,882,617(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,882,617(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.9%

12.	Type of Reporting Person (See Instructions)
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing member and managing director of MFP Investors LLC.

(2) The 8,882,617 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 8,882,617 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 64,046,473 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q.
Page 2 of 8 pages

CUSIP No. 89656D101

1.	Names of Reporting Persons

MFP Investors LLC(1)
909 Third Avenue, 33rd Floor
New York, New York 10022

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 8,882,617(2)
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 8,882,617(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,882,617(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.9%

12.	Type of Reporting Person (See Instructions)
IA

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing member and managing director of MFP Investors LLC.

(2) The 8,882,617 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 8,882,617 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 64,046,473 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q.
Page 3 of 8 pages

CUSIP No. 89656D101

1.	Names of Reporting Persons

Jennifer Cook Price(1)
c/o MFP Investors LLC
909 Third Avenue, 33rd Floor
New York, New York 10022

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 8,882,617(2)
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 8,882,617(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,882,617(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.9%

12.	Type of Reporting Person (See Instructions)
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Jennifer Cook Price is managing director of MFP and managing member and managing director of MFP Investors LLC.

(2) The 8,882,617 shares of common stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation, are held directly by MFP.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the 8,882,617 shares of Common Stock reported herein.  The ownership percentage set forth above is based on 64,046,473 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q.

Page 4 of 8 pages

CUSIP No. 89656D101

Item 1.

(a)	Name of Issuer

Trinity Place Holdings Inc.

(b)	Address of Issuer's Principal Executive Offices

340 Madison Ave
New York, NY 10173

Item 2.

(a)	Name of Person Filing

MFP Partners, L.P.
MFP Investors LLC
Jennifer Cook Price

(b)	Address of Principal Business Office or, if none, Residence

909 Third Avenue, 33rd Floor
New York, New York 10022

(c)	Citizenship

MFP Partners, L.P. (“MFP”) and MFP Investors LLC are each organized under the laws of the state of Delaware.  Ms. Price is a citizen of the United States of America.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

89656D101

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

MFP directly owns 8,882,617 shares of Common Stock, representing approximately 13.9% of the outstanding shares of Common Stock.   Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock directly owned by MFP; however, each such Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this report shall not be deemed an admission that any of these Reporting Persons is the beneficial owner of the shares of Common Stock described herein for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.”

The ownership percentage set forth above is based on 64,046,473 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q.

Page 5 of 8 pages

CUSIP No. 89656D101

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

MFP Investors LLC manages investments for MFP Partners, L.P. which beneficially owns more than 5% of the shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Page 6 of 8 pages

CUSIP No. 89656D101

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:   May 20, 2024
MFP Partners, L.P.,
By its General Partner,
MFP Investors LLC

/s/ Timothy E. Ladin
Signature
Name:	Timothy E. Ladin
Title:	General Counsel, Vice President

MFP Investors LLC

/s/ Timothy E. Ladin
Signature
Name:	Timothy E. Ladin
Title:	General Counsel, Vice President

Jennifer Cook Price

/s/ Jennifer Cook Price
Signature
Name:	Jennifer Cook Price

Page 7 of 8 pages

CUSIP No. 89656D101

EXHIBITS

Exhibit
Number	Title

1	Joint Filing Agreement dated February 14, 2013 among the Reporting Persons (filed previously)

2	Joint Filing Agreement dated May 20, 2024 among the Reporting Persons (filed herewith)

Page 8 of 8 pages